EXHIBIT 4

                           For Immediate Release
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First Union Real Estate Investments Announces Exploration of Possible
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Transaction Involving Wellsford Real Properties, Inc.
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Cleveland, Ohio. December 29, 1999. First Union Real Estate Investments
announced today that it has entered into a confidentiality and standstill agreement with Wellsford Real Properties, Inc. which will permit First Union and Wellsford to explore the possibility of a business combination or other material transaction. Gotham Partners, L.P. also announced today that it has filed a Schedule 13D with the Securities and Exchange Commission regarding Wellsford. The filing disclosed that Gotham has also entered into a confidentiality and standstill agreement with Wellsford in connection with the exploration of a possible transaction involving First Union and Wellsford. There is no assurance that a transaction will be consummated. No further announcements are intended to be made concerning the possible transaction until a definitive agreement has been executed or the discussions have been terminated.

Certain statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, changes in local real estate conditions and markets, actions by competitors, interest rate movements and general economic conditions. Further information concerning First Union can be found in the information included in the Annual Report on Form 10K filed by First Union with the SEC.

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed stapled-stock real estate investment trust.